中策集團有限公司
China Strategic Holdings Limited

塘鴻圖道51號保華企業中心8樓
Y. Centre, 51 Hung To Rd.,
ıg, Kowloon, Hong Kong.
(852) 2372 0130
傳真 Fax: (852) 2537 6591

04010582

FORM OF RULE 12G3-2(b) TRANSMITTAL LETTER TO THE SEC

12th March, 2004

Re: China Strategic Holdings Limited – File No. 82-3596

SUPPL

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SEC MAIL PROCESSING RECEIVED MAR 16 2004 WASH, D.C. 158 SECTION

BY COURIER

Ladies and Gentlemen,

In connection with Rule 12g3-2(b) exemption of China Strategic Holdings Limited ("CSH"), CSH hereby furnishes the Securities and Exchange Commission with the following documents:-

1. Form SC1 dated 11th February, 2004; and
2. Form SC1 dated 17th February, 2004.

The CSH file number (82-3596) appears on the upper right hand corner of the first page of each document.

Yours faithfully,
For and on behalf of
China Strategic Holdings Limited

PROCESSED
MAR 16 2004
THOMSON
FINANCIAL

Jenny Chan
Secretary

Encl.

JC/DT/CSH04

dw 3/16

CR

Companies Registry
公司註冊處

Form 表格 **SC1**

Return of Allotments
股份分配申報表

Company Number 公司編號

29649

1 Company Name 公司名稱

China Strategic Holdings Limited
中策集團有限公司

2 Date(s) of Allotment 分配日期 (Note 註 2)

11	02	2004	To 至	11	02	2004
DD 日	MM 月	YYYY 年		DD 日	MM 月	YYYY 年

3 Totals of this Allotment 此股份分配的總款額:-

Nominal Amount Paid and Payable 已繳及應繳的總面額 (Note 註 3) $ 600,000

Premium Amount Paid and Payable **[(A) + (B)]** 已繳及應繳的溢價總額 **[(A) +(B)]** $ 465,600

4 Cumulative Total of Paid-up Capital (Including this Allotment)
累積繳足股款總額 (包括此分配) $ 86,259,508.70

5 Shares Allotted for Cash 用現金支付的分配股份

Class of Shares 股份類別	No. of Shares Allotted 獲分配的股份數目	Nominal Value of Each Share 每股的面值	Amount Paid and Payable on Each Share 每股已／應繳付的款額		Premium on Each Share 每股的溢價款額	Total Premium Paid And Payable **(A)** 已繳及應繳的溢價總款額
			Paid 已繳付	Payable 應繳付		
Ordinary	6,000,000	HK$0.10	HK$0.1776	-	HK$0.0776	HK$465,600

Presentor's Name and Address
提交人的姓名及地址

Treasure Way Services Limited
8/F., Paul Y. Centre
51 Hung To Road
Kwun Tong
Kowloon

For Official Use
請勿填寫

Your Receipt
Companies Registry
H.K.

25/02/2004	CC534928
CR No. :	-029649-
Sh. Form :	SC1
08	$466.00
TOTAL(CHQ)	$466.00

Specification No. 1/97
指明編號第1/97號

Return of Allotments
股份分配申報表

Company Number 公司編號

29649

6 Shares Allotted for other than Cash 非現金支付的分配股份 (Note 註 4)

Class of Shares 股份類別	No. of Shares Allotted 獲分配的股份數目	Nominal Value of Each Share 每股的面值	Amount Treated As Paid on Each Share 每股被視作已繳付的款額	Premium on Each Share 每股的溢價款額	Total Premium Paid and Payable **(B)** 已繳及應繳的溢價總款額
N/A					

Consideration for which the Shares have been Allotted 分配上述股份的代價

7 Details of Allottees 獲分配股份者的詳情

Name, Occupation and Description 姓名／名稱，職業及描述	Address 地址	No. of Shares Allotted by Class 各類別股份分配的數目		
		Class 類別	Class 類別	Class 類別
		Ordinary		
Cheung Sze Man	14/F., Flat C, Crystal Court, 6 Man Wan Road, Waterloo Road Hill, Kowloon	4,000,000		
Chan Yan Yan, Jenny	Flat D, 6/F., Block 10, Park Island, Ma Wan, New Territories	2,000,000		
	Total Shares Allotted by Class 各類股份分配總額	6,000,000		

Signed 簽名 :

(Name 姓名) : (Chan Yan Yan, Jenny)   Date 日期 : 11th February, 2004

~~Director 董事~~／Secretary 秘書 *

**Delete whichever does not apply 請刪去不適用者*

Companies Registry
公司註冊處

Form 表格 SC1

Return of Allotments
股份分配申報表

Company Number 公司編號: 29649

1 Company Name 公司名稱

China Strategic Holdings Limited
中策集團有限公司

2 Date(s) of Allotment 分配日期 (Note 註 2)

DD 日	MM 月	YYYY 年	To 至	DD 日	MM 月	YYYY 年
17	02	2004		17	02	2004

3 Totals of this Allotment 此股份分配的總款額:-

Nominal Amount Paid and Payable 已繳及應繳的總面額 (Note 註 3) $ 350,000

Premium Amount Paid and Payable [(A) + (B)] 已繳及應繳的溢價總額 [(A) +(B)] $ 271,600

4 Cumulative Total of Paid-up Capital (Including this Allotment)
累積繳足股款總額 (包括此分配) $ 86,609,508.70

5 Shares Allotted for Cash 用現金支付的分配股份

Class of Shares 股份類別	No. of Shares Allotted 獲分配的股份數目	Nominal Value of Each Share 每股的面值	Amount Paid and Payable on Each Share 每股已／應繳付的款額		Premium on Each Share 每股的溢價款額	Total Premium Paid And Payable (A) 已繳及應繳的溢價總款額
			Paid 已繳付	Payable 應繳付		
Ordinary	3,500,000	HK$0.10	HK$0.1776	-	HK$0.0776	HK$271,600

Presentor's Name and Address
提交人的姓名及地址

Treasure Way Services Limited
8/F., Paul Y. Centre
51 Hung To Road
Kwun Tong
Kowloon

For Offi
請勿填寫

Your Receipt
Companies Registry
H.K.

26/02/2004 FF680791
CR No. : -029649-
Sh. Form : SC1
08 $272.00
---------- ---------------
TOTAL(CSH) $272.00
===============

Specification No. 1/97
指明編號第1/97號

Return of Allotments
股份分配申報表

Company Number 公司編號

29649

6 Shares Allotted for other than Cash 非現金支付的分配股份 (Note 註 4)

Class of Shares 股份類別	No. of Shares Allotted 獲分配的股份數目	Nominal Value of Each Share 每股的面值	Amount Treated As Paid on Each Share 每股被視作已繳付的款額	Premium on Each Share 每股的溢價款額	Total Premium Paid and Payable (B) 已繳及應繳的溢價總款額
N/A					

Consideration for which the Shares have been Allotted 分配上述股份的代價

7 Details of Allottees 獲分配股份者的詳情

Name, Occupation and Description 姓名／名稱，職業及描述	Address 地址	No. of Shares Allotted by Class 各類別股份分配的數目		
		Class 類別	Class 類別	Class 類別
		Ordinary		
Tang Bo Shan	Room C, 13/F, Block 8 Lung Mun Oasis, Tuen Man N.T.	1,500,000		
Tsang Pui Kwan	Flat E, 11/F, Block 5 The Liberte 833 Lai Chi Kok Road Kowloon, Hong Kong	1,000,000		
Wu Wai Kwan	Room 3006, Hin Fu House Hing Keng Estate Shatin, N.T.	1,000,000		
	Total Shares Allotted by Class 各類股份分配總額	3,500,000		

Signed 簽名 : [signature]

(Name 姓名) : (Chan Yan Yan, Jenny) Date 日期 : 17th February, 2004

~~Director 董事~~／Secretary 秘書 *

**Delete whichever does not apply 請刪去不適用者*